Exhibit 23.05

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NRG Energy, Inc.:

We consent to the use of our report dated February 29, 2016, with respect to the consolidated balance sheets of NRG Energy, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss)/income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference in the registration statement on Form S-4 to register $1,000,000,000 of 7.25% Senior Notes due 2026 and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Philadelphia, Pennsylvania
December 14, 2016